September 28, 2015

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:  Edge Therapeutics, Inc. Registration Statement on Form S-1 (No. 333-206416)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Leerink Partners LLC and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters, hereby join Edge Therapeutics, Inc., in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern time on September 30, 2015, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 2,375 copies of the Preliminary Prospectus dated September 21, 2015 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

Very truly yours,

LEERINK PARTNERS LLC

By:	J. Eric Anderson
Name: J. Eric Anderson
Title: Chief Compliance Officer

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Nathanael J. Chang
Name: Nathanael J. Chang
Title: Director

[Signature Page to Underwriters’ Acceleration Request]